Tara Hereich Senior Counsel	November 9, 2018

T 212 556 3798 tara.hereich@nytimes.com	Via EDGAR

620 8th Avenue New York, NY 10018	Ms. Heather Clark Ms. Claire Erlanger Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re: The New York Times Company Form 10-K for the Year Ended December 31, 2017 Filed February 27, 2018 File No. 001-05837

Dear Ms. Clark and Ms. Erlanger:

The New York Times Company has received the Staff’s comment letter dated November 8, 2018, relating to the above-referenced filing, and is currently in the process of preparing a response.

Pursuant to a conversation with Ms. Erlanger, we are filing this correspondence to confirm that we intend to submit a response to the comment letter no later than December 7, 2018.

Very truly yours,

/s/ Tara Hereich

Tara Hereich

Senior Counsel